Authentically American

NextSeed Campaign Video Transcript

What does it mean to be an American?

Being an American means being free and protected by the men and women who sacrifice their lives to serve our country.

It means giving back to the communities in which we live and work, and believing in the power of hard work, and the American worker.

It means treating other Americans with dignity and respect even in the midst of disagreement.

Being an American is an honor and a privilege.

These American values are the foundation of Authentically American.

As a veteran-owned company,we are a brand that celebrates patriotism and gives back to our American heroes.

We are passionate about creating American jobs.

Everything we produce is made in USA - with no exceptions.

We strive to represent the absolute highest level of quality in everything we do.

Help build the America you want to see.

Be Authentically American.

Where is yours made?

[Authentically American logo]

Join as an Investor

nextseed.com/american

[NextSeed Securities Logo]

Not an offer, a solicitation of an offer to buy or sell securities. Not intended as investment advice or recommendation. Past performance of one business is not a guarantee
of future results of another business and should not be relied upon or interpreted to be a prediction of performance of investments offered through nextseed.com.
The speakers have not been paid for this video. Each offering and its terms are unique, based on various specific factors impacting the particular business. Investments on
NextSeed are speculative, illiquid and involve a high degree of risk, including the possible loss of your

entire investment. In making investment decisions, you should rely
on your own examination of each issuer and the terms of each offering, including the merits and risks
involved, as you may lose your entire investment.
The financial forecasts contained herein are based on the Issuer's reasonable estimates of the future
performance of the Issuer's business. These projections are considered
"forward-looking statements" and should in no way be seen as a guarantee by the Issuer or any other
party of the Issuer's ultimate financial performance. Actual performance
may differ greatly from the Issuer's projections. Please review the Risk Factors in the Disclosure
Statement for a more complete discussion of the risks related to the

Issuer's business. For more information, visit nextseed.com.